UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES A SANCTION RESOLUTION OF THE COLOMBIAN SUPERINTENDENCY OF PRIVATE SECURITY AND SURVEILLANCE

Medellín, Colombia, July 23, 2010

Pursuant to Resolution No. 4006 of the Colombian Superintendency of Private Security and Surveillance (“Superintendency”), dated June 21, 2010, and delivered to Bancolombia S.A. (“Bancolombia”) on July 21, 2010, the Superintendency imposed a fine of COP 23.175.000 (or approximately USD 12,432.67) against Bancolombia for a breach of the rules relating to private security and surveillance.

This fine contradicts Resolution 1951, dated on March 24, 2010, pursuant to which the Superintendency had decided to close the inquiry based on the belief that no violations of current regulations had occurred.

 Bancolombia is currently considering the appropriate course of action.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 23, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance